CHINA EDUCATION ALLIANCE, INC.

58 Heng Shan Road, Kun Lun Shopping Mall

Harbin, People’s Republic of China 150090

January 7, 2013

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Robert Shapiro, Staff Accountant

Re:	China Education Alliance, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed April 16, 2012
Form 10-Q for the quarter ended September 30, 2012
Filed November 14, 2012
File No. 001-34386

Dear Mr. Shapiro,

We are responding to comments contained in the Staff letter, dated December 20, 2012, addressed to Mr. Xiqun Yu, the Company’s Chairman and Chief Executive Officer, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on April 16, 2012 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012 filed on November 14, 2012.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-Q for the quarter ended September 30, 2012

Item 1. Financial Statements

Note 14 – Commitments and contingencies, page 17

5.	If material, please disclose the amount and terms of the settlement reached in the derivative lawsuit Padnos v. Yu, et al, No. 11-cv-008973 (CAS) (JCx) settled on October 15, 2012 and advise us. Also please disclose the amount and terms of the settlement of the Securities Litigation suit, if material, and advise us. Tell us if you accrued a liability at September 30, 2012 as a subsequent event, in accordance with ASC 855-10-25 and ASC 855-10-55-1, for the settlement of these suits.

Response:

As disclosed in the Company’s Form 10-Q for the quarter ended September 30, 2012, the U.S. District Court for the Central District of California (the “Court”) granted final approval to the settlement agreement in the derivative lawsuit captioned Padnos v. Yu, et al., No. 11-cv-08973 (CAS) (JCx) (the “Derivative Settlement”) on October 15, 2012.  Under the terms of the Derivative Settlement, the Company has agreed to implement various corporate governance measures in exchange for a release of claims against all defendants.  The specific corporate governance measures are set forth in the papers filed with the Court and publicly available.  The Court also approved an award of plaintiffs’ attorneys’ fees in the amount of $250,000 to be paid by the Company’s insurance carrier.  The Derivative Settlement does not require any payments to be made by the Company and hence no accrued liability is considered necessary to be recognized in the financial statements as of September 30, 2012.

A settlement agreement between the parties in In re China Education Alliance, Inc. Securities Litigation, No. 10-cv-09239 (CAS) (JCx) (the “Securities Settlement”) was signed on October 3, 2012, as stated in the Company’s Form 10-Q for the quarter ended September 30, 2012.  On November 19, 2012, the Court granted preliminary approval of the Securities Settlement and scheduled a final approval hearing for March 11, 2013.  The complete terms of the Securities Settlement are set forth in the papers filed with the Court and publicly available.  Among other things, the Securities Settlement provides for a payment of $2,425,000 by the Company’s insurance carrier in exchange for the release of all claims against the Company and other defendants.  Under the terms of the Securities Settlement, the Court may award a portion of such payment to lead counsel as attorneys’ fees.  The Securities Settlement does not require any payments to be made by the Company and hence no accrued liability is considered necessary to be recognized in the financial statements as of September 30, 2012.

We did not consider the above disclosures are significant, and therefore, will not restate the financial statements to include the above disclosures. We will amend our future filings to include the above disclosures.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Xiqun Yu

Xiqun Yu

Chief Executive Officer